UNITED STATES
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WASHINGTON, D.C. 20549

FORM SE

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BY EDGAR ELECTRONIC FILERS

Republic of Chile

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0000019957

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Form 18-K (annual report for fiscal year ended December 31, 2019)

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SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santiago, Chile, on the 1st day of May 2020.

REPUBLIC OF CHILE

By:_____/S/ IGNACIO BRIONES ROJAS_____

Name: Ignacio Briones Rojas

Title: *Minister of Finance*

EXHIBIT C TO

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT

of

THE REPUBLIC OF CHILE

Date of end of last fiscal year: December 31, 2019

EXHIBIT INDEX

Item	Description
Exhibit A:	None.
Exhibit B:	None.
Exhibit C:	Law No. 21,192 dated December 19, 2019, as amended.
Exhibit D:	Description of Republic of Chile dated May 1, 2020.*
Exhibit E:	Debt Tables as of December 31, 2019.*

*Filed pursuant to electronic filing of Form 18-K

EXHIBIT C

DIARIO OFICIAL
DE LA REPUBLICA DE CHILE
Ministerio del Interior y Seguridad Pública

I SECCIÓN

LEYES, REGLAMENTOS, DECRETOS Y RESOLUCIONES DE ORDEN GENERAL

| Núm. 42.532 | Jueves 19 de Diciembre de 2019 | Página 1 de 15 |

Normas Generales

CVE 1700379

MINISTERIO DE HACIENDA

LEY NÚM. 21.192

LEY DE PRESUPUESTOS DEL SECTOR PÚBLICO CORRESPONDIENTE AL AÑO 2020

Teniendo presente que el H. Congreso Nacional ha dado su aprobación al siguiente

Proyecto de ley:

"**Artículo 1.-** Apruébase el Presupuesto de Ingresos y Gastos del Sector Público, para el año 2020, según el detalle que se indica:

A.- En Moneda Nacional:
En Miles de $

	Resumen de los Presupuestos de las Partidas	Deducciones de Transferencias	Total
INGRESOS	57.951.406.446	2.696.236.712	55.255.169.734
IMPUESTOS	36.315.244.512		36.315.244.512
IMPOSICIONES PREVISIONALES	3.026.727.629		3.026.727.629
TRANSFERENCIAS CORRIENTES	1.189.884.497	1.119.504.082	70.380.415
RENTAS DE LA PROPIEDAD	644.520.726	57.809.588	586.711.138
INGRESOS DE OPERACIÓN	1.029.434.197		1.029.434.197
OTROS INGRESOS CORRIENTES	1.897.554.267		1.897.554.267
VENTA DE ACTIVOS NO FINANCIEROS	23.455.523		23.455.523
VENTA DE ACTIVOS FINANCIEROS	5.336.338.071		5.336.338.071
RECUPERACIÓN DE PRÉSTAMOS	703.718.071		703.718.071
TRANSFERENCIAS PARA GASTOS DE CAPITAL	1.592.844.183	1.518.923.042	73.921.141
ENDEUDAMIENTO	6.162.133.884		6.162.133.884
SALDO INICIAL DE CAJA	29.550.886		29.550.886
GASTOS	57.951.406.446	2.696.236.712	55.255.169.734
GASTOS EN PERSONAL	9.783.197.449		9.783.197.449
BIENES Y SERVICIOS DE CONSUMO	3.468.178.266		3.468.178.266
PRESTACIONES DE SEGURIDAD SOCIAL	8.091.528.485		8.091.528.485
TRANSFERENCIAS CORRIENTES	21.159.558.076	1.078.496.072	20.081.062.004

CVE 1700379 Director: Juan Jorge Lazo Rodríguez | Mesa Central: +562 2486 3600 Email: consultas@diarioficial.cl
Sitio Web: www.diarioficial.cl | Dirección: Dr. Torres Boonen N°511, Providencia, Santiago, Chile.

INTEGROS AL FISCO	131.875.170	98.817.598	33.057.572
OTROS GASTOS CORRIENTES	6.117.505		6.117.505
ADQUISICIÓN DE ACTIVOS NO FINANCIEROS	340.316.495		340.316.495
ADQUISICIÓN DE ACTIVOS FINANCIEROS	1.481.982.801		1.481.982.801
INICIATIVAS DE INVERSIÓN	4.106.315.922		4.106.315.922
PRÉSTAMOS	1.229.013.088		1.229.013.088
TRANSFERENCIAS DE CAPITAL	5.105.683.329	1.518.923.042	3.586.760.287
SERVICIO DE LA DEUDA	3.018.695.413		3.018.695.413
SALDO FINAL DE CAJA	28.944.447		28.944.447

B.- En Moneda Extranjera Convertida a Dólares
En Miles de US$

	Resumen de los Presupuestos de las Partidas	Deducciones de Transferencias	Total
INGRESOS	**6.195.155**	0	**6.195.155**
IMPUESTOS	87.900		87.900
RENTAS DE LA PROPIEDAD	1.924.864		1.924.864
INGRESOS DE OPERACIÓN	4.472		4.472
OTROS INGRESOS CORRIENTES	20.818		20.818
VENTA DE ACTIVOS NO FINANCIEROS	160		160
VENTA DE ACTIVOS FINANCIEROS	3.968.048		3.968.048
RECUPERACIÓN DE PRÉSTAMOS	3.100		3.100
ENDEUDAMIENTO	183.793		183.793
SALDO INICIAL DE CAJA	2.000		2.000
GASTOS	**6.195.155**	0	**6.195.155**
GASTOS EN PERSONAL	161.439		161.439
BIENES Y SERVICIOS DE CONSUMO	155.162		155.162
PRESTACIONES DE SEGURIDAD SOCIAL	321		321
TRANSFERENCIAS CORRIENTES	53.682		53.682
OTROS GASTOS CORRIENTES	310		310
ADQUISICIÓN DE ACTIVOS NO FINANCIEROS	7.251		7.251
ADQUISICIÓN DE ACTIVOS FINANCIEROS	4.773.813		4.773.813
INICIATIVAS DE INVERSIÓN	993		993
PRÉSTAMOS	3.100		3.100
TRANSFERENCIAS DE CAPITAL	240		240
SERVICIO DE LA DEUDA	1.036.844		1.036.844
SALDO FINAL DE CAJA	2.000		2.000

CVE 1700379 Director: Juan Jorge Lazo Rodríguez
Sitio Web: www.diarioficial.cl
Mesa Central: +562 2486 3600 Email: consultas@diarioficial.cl
Dirección: Dr. Torres Boonen N°511, Providencia, Santiago, Chile.

Artículo 2.- Apruébanse los Ingresos Generales de la Nación y los Aportes Fiscales en moneda nacional y en moneda extranjera convertida a dólares, para el año 2020, a las Partidas que se indican:

INGRESOS GENERALES DE LA NACION:	Miles de $	Miles de US$
IMPUESTOS	36.315.244.512	87.900
TRANSFERENCIAS CORRIENTES	57.604.790	809.088
RENTAS DE LA PROPIEDAD	280.111.036	1.924.864
INGRESOS DE OPERACIÓN	20.659.163	4.472
OTROS INGRESOS CORRIENTES	1.224.852.440	9.480
APORTE FISCAL	560.155.386	
VENTA DE ACTIVOS NO FINANCIEROS	300.927	
VENTA DE ACTIVOS FINANCIEROS	4.963.342.917	3.970.364
RECUPERACIÓN DE PRÉSTAMOS	10	
TRANSFERENCIAS PARA GASTOS DE CAPITAL	1.055.837.532	594.284
ENDEUDAMIENTO	6.130.000.000	183.793
SALDO INICIAL DE CAJA	5.000.000	2.000
TOTAL INGRESOS	**50.613.108.713**	**7.586.245**
APORTE FISCAL:		
PRESIDENCIA DE LA REPÚBLICA	18.414.647	
CONGRESO NACIONAL	128.899.927	
PODER JUDICIAL	566.677.803	
CONTRALORÍA GENERAL DE LA REPÚBLICA	81.309.266	
MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA	2.394.355.571	
MINISTERIO DE RELACIONES EXTERIORES	89.100.649	186.923
MINISTERIO DE ECONOMÍA, FOMENTO Y TURISMO	282.580.525	
MINISTERIO DE HACIENDA	438.200.181	
MINISTERIO DE EDUCACIÓN	11.352.765.810	
MINISTERIO DE JUSTICIA Y DERECHOS HUMANOS	1.183.064.384	
MINISTERIO DE DEFENSA NACIONAL	1.207.519.535	152.433
MINISTERIO DE OBRAS PÚBLICAS	2.085.193.560	
MINISTERIO DE AGRICULTURA	563.808.891	
MINISTERIO DE BIENES NACIONALES	14.970.921	
MINISTERIO DEL TRABAJO Y PREVISIÓN SOCIAL	7.032.371.809	
MINISTERIO DE SALUD	6.719.072.728	
MINISTERIO DE MINERÍA	48.069.314	
MINISTERIO DE VIVIENDA Y URBANISMO	2.686.634.068	
MINISTERIO DE TRANSPORTES Y TELECOMUNICACIONES	1.109.154.952	
MINISTERIO SECRETARÍA GENERAL DE GOBIERNO	31.301.841	
MINISTERIO DE DESARROLLO SOCIAL Y FAMILIA	667.413.190	
MINISTERIO SECRETARÍA GENERAL DE LA PRESIDENCIA DE LA REPÚBLICA	13.082.443	
MINISTERIO PÚBLICO	199.608.086	
MINISTERIO DE ENERGÍA	126.063.631	
MINISTERIO DEL MEDIO AMBIENTE	60.474.453	
MINISTERIO DEL DEPORTE	120.951.836	
MINISTERIO DE LA MUJER Y LA EQUIDAD DE GÉNERO	59.656.335	
SERVICIO ELECTORAL	59.233.152	
MINISTERIO DE LAS CULTURAS, LAS ARTES Y EL PATRIMONIO	198.193.425	
MINISTERIO DE CIENCIA, TECNOLOGÍA, CONOCIMIENTO E INNOVACIÓN	430.704.553	
TESORO PÚBLICO	560.155.386	
Programas Especiales del Tesoro Público:		
SUBSIDIOS	1.240.967.119	
OPERACIONES COMPLEMENTARIAS	4.536.192.577	4.342.467
SERVICIO DE LA DEUDA PÚBLICA	2.749.736.941	1.036.547
FONDO DE RESERVA DE PENSIONES		892.567
FONDO DE ESTABILIZACIÓN ECONÓMICA Y SOCIAL		773.715
FONDO PARA LA EDUCACIÓN		201.553
FONDO DE APOYO REGIONAL	402.110.111	
FONDO PARA DIAGNÓSTICOS Y TRATAMIENTOS DE ALTO COSTO	117.184.839	
FONDO DE CONTINGENCIA ESTRATÉGICO	40	40
FINANCIAMIENTO GOBIERNOS REGIONALES	1.037.914.214	
TOTAL APORTES	**50.613.108.713**	**7.586.245**

CVE 1700379   Director: Juan Jorge Lazo Rodríguez   Mesa Central: +562 2486 3600   Email: consultas@diarioficial.cl
Sitio Web: www.diarioficial.cl   Dirección: Dr. Torres Boonen N°511, Providencia, Santiago, Chile.

Artículo 3.- Autorízase al Presidente de la República para contraer obligaciones, en el país o en el exterior, en moneda nacional o en monedas extranjeras, hasta por la cantidad de US$8.000.000 miles que, por concepto de endeudamiento, se incluye en los Ingresos Generales de la Nación.

Autorízasele, además, para contraer obligaciones, en el país o en el exterior, hasta por la cantidad de US$500.000 miles o su equivalente en otras monedas extranjeras o en moneda nacional.

Para los fines de este artículo, se podrá emitir y colocar bonos y otros documentos en moneda nacional o extranjera, los cuales podrán llevar impresa la firma del Tesorero General de la República. La parte de las obligaciones contraídas en virtud de esta autorización que sea amortizada dentro del ejercicio presupuestario 2020 y aquellas que se contraigan para efectuar pago anticipado total o parcial de deudas constituidas en ejercicios anteriores, deducidas las amortizaciones incluidas en esta ley para el año 2020, no serán consideradas en el cómputo del margen de endeudamiento fijado en los incisos anteriores.

No se imputarán a la suma de las cantidades señaladas en los incisos primero y segundo de este artículo las obligaciones que se contraigan para solventar el pago de bonos de reconocimiento a que alude el artículo tercero transitorio del decreto ley N° 3.500, de 1980, hasta por un monto del equivalente a US$500.000 miles.

La autorización que se otorga al Presidente de la República será ejercida mediante decretos supremos expedidos a través del Ministerio de Hacienda, en los cuales se identificará el destino específico de las obligaciones que se contraigan, indicando las fuentes de recursos con cargo a los cuales debe hacerse el servicio de la deuda. Copias de estos decretos serán enviadas a las Comisiones de Hacienda del Senado y de la Cámara de Diputados dentro de los quince días siguientes al de su total tramitación.

Artículo 4.- En conformidad con lo dispuesto en el inciso tercero del artículo 26 del decreto ley N° 1.263, de 1975, sólo en virtud de autorización otorgada por ley podrá incrementarse la suma del valor neto de los montos para los Gastos en personal, Bienes y servicios de consumo, Prestaciones de seguridad social, Transferencias corrientes, Integros al Fisco y Otros gastos corrientes incluidos en el artículo 1 de esta ley, en moneda nacional y moneda extranjera convertida a dólares.

No regirá lo dispuesto en el inciso precedente respecto de los mayores egresos que se produzcan en los ítems de los referidos Subtítulos que sean legalmente excedibles de acuerdo al artículo 28 del decreto ley N° 1.263, de 1975, y a la glosa 01, Programa Operaciones Complementarias de esta ley ni a los incrementos originados en la asignación de mayores saldos iniciales de caja, excepto el correspondiente a la Partida Tesoro Público, en venta de activos financieros, en ingresos propios asignables a prestaciones o gastos, en recursos obtenidos de fondos concursables de entes públicos o en virtud de lo dispuesto en el artículo 21 del decreto ley N° 1.263, de 1975. Los mayores gastos efectivos o incrementos que se dispongan por tales conceptos, en la cantidad que excedan lo presupuestado, incrementarán los montos máximos señalados en el inciso precedente, según corresponda.

Igual autorización legal se requerirá para aumentar la suma de las cantidades aprobadas en el artículo 1 de esta ley, de los Subtítulos de Adquisición de activos no financieros, de las Iniciativas de inversión y Transferencias de capital a organismos o empresas no incluidas en esta ley, en un monto superior al 10% de dicha suma, salvo que los incrementos se financien con reasignaciones presupuestarias provenientes del monto máximo establecido en el inciso primero de este artículo o por incorporación de mayores saldos iniciales de caja, excepto el correspondiente a la Partida Tesoro Público, del producto de venta de activos, de recursos obtenidos de fondos concursables de entes públicos o de recuperación de anticipos. Los incrementos que provengan de las referidas reasignaciones disminuirán en igual cantidad el monto máximo establecido en el inciso primero de este artículo. Los aportes a cada una de las empresas incluidas en esta ley podrán elevarse hasta en 10%.

Artículo 5.- Durante el año 2020, la aplicación de la letra d) del artículo 87 del decreto con fuerza de ley N° 29, de 2005, del Ministerio de Hacienda, que fija el texto refundido, coordinado y sistematizado de la ley N° 18.834, respecto de la compatibilidad en el desempeño de cargos de planta regidos por dicha ley con la designación en cargos a contrata, requerirá la autorización previa de la Dirección de Presupuestos, la que verificará la disponibilidad presupuestaria que corresponda. Dicha autorización se requerirá asimismo para la contratación de personal suplente en los cargos de planta que no se encuentren desempeñados por su titular en virtud de la aplicación del mecanismo anterior.

Lo dispuesto en este artículo no regirá respecto de la renovación de los contratos que gozaron de compatibilidad en el año 2019.

CVE 1700379 | Director: Juan Jorge Lazo Rodríguez | Mesa Central: +562 2486 3600   Email: consultas@diarioficial.cl
Sitio Web: www.diarioficial.cl | Dirección: Dr. Torres Boonen N°511, Providencia, Santiago, Chile.

Artículo 6.- La propuesta o licitación pública será obligatoria respecto de los proyectos y programas de inversión y de los estudios básicos a realizar en el año 2020, cuando el monto total de éstos, contenido en el decreto o resolución de identificación, sea superior al equivalente en pesos de mil unidades tributarias mensuales respecto de los proyectos y programas de inversión, y de quinientas de dichas unidades en el caso de los estudios básicos, salvo las excepciones por situaciones de emergencia contempladas en la legislación correspondiente. Tratándose de los incluidos en las partidas Ministerio de Obras Públicas y Ministerio de Vivienda y Urbanismo, las referidas cantidades serán de diez mil unidades tributarias mensuales para los proyectos y programas de inversión y de tres mil de tales unidades en los estudios básicos.

Cuando el monto respectivo fuere inferior a los señalados en el inciso precedente, la adjudicación será efectuada conforme al procedimiento establecido en el decreto supremo N° 151, de 2003, del Ministerio de Hacienda.

Las empresas contratistas y subcontratistas que ejecuten obras o presten servicios financiados con recursos fiscales, que incurran en incumplimiento de las leyes laborales y previsionales, determinado por la autoridad competente, durante el desarrollo de tales contratos, serán calificadas con nota deficiente en el área de administración del contrato, sin perjuicio de las sanciones administrativas que correspondan. Esta calificación pasará a formar parte de los registros respectivos y se considerará en futuras licitaciones y adjudicaciones de contratos.

Las instituciones privadas, cualquiera sea su naturaleza, al momento de contratar con el Estado deberán acompañar un certificado de cumplimiento de obligaciones laborales y de remuneración. En el evento de que la institución privada se encuentre incorporada en algún registro por incumplimientos laborales o de remuneraciones, o no acompañe los referidos certificados en el momento correspondiente, no podrá contratar con el Estado mientras no subsane el incumplimiento que la afecte.

Artículo 7.- En los decretos que contengan transferencias, que hayan sido dispuestas en esta ley o se creen en virtud del artículo 26 del decreto ley N° 1.263, de 1975, con imputación a los ítems 01, 02 y 03, de los Subtítulos 24, Transferencias Corrientes, y 33, Transferencias de Capital, de este presupuesto, para los órganos y servicios públicos, se podrá indicar el uso o destino que la institución receptora deberá dar a los recursos, las condiciones o modalidades de reintegro de los mismos y la información que respecto de su aplicación deberá remitirse al organismo que se determine. Con todo, los saldos de recursos transferidos en el ejercicio anterior, no utilizados por los organismos receptores y que deban ser reintegrados, deberán ser ingresados a Rentas Generales de la Nación.

Aquellas transferencias, incluidas en el Subtítulo 24, que constituyan asignaciones globales a unidades de un Servicio o a programas ejecutados total o parcialmente por éste, deberán desglosarse en forma previa a la ejecución presupuestaria en los distintos conceptos de gasto, con visación de la Dirección de Presupuestos, y remitirse mensualmente a esta última un informe sobre avance de actividades, conjuntamente con la información de ejecución presupuestaria. Dicho desglose constituirá la autorización máxima de gasto en los respectivos conceptos, sin perjuicio de las modificaciones que se le introduzcan mediante igual procedimiento. La visación podrá efectuarse a contar de la fecha de publicación de esta ley. Con todo, en los conceptos de gastos antes señalados no podrán incluirse recursos para gastos en personal y bienes y servicios de consumo, salvo que estén autorizados por norma expresa en el respectivo presupuesto. Asimismo, el personal que sea contratado con cargo a dichos recursos no formará parte de la dotación del Servicio.

Artículo 8.- Todos los pagos a proveedores de bienes y servicios de cualquier tipo, incluidos aquellos relacionados a contratos de obra o infraestructura, que se realicen por parte de los órganos de la Administración del Estado, durante el año 2020, deberán realizarse mediante transferencia electrónica de fondos. Para ello, los organismos antes indicados deberán requerir la información necesaria para realizar estas transferencias a los proveedores que corresponda, como parte del proceso de contratación.

Artículo 9.- Prohíbese a los órganos y servicios públicos, la adquisición, construcción o arrendamiento de edificios para destinarlos a casas habitación de su personal. No regirá esta prohibición respecto de los programas sobre esta materia incorporados en los presupuestos del Poder Judicial, del Ministerio de Defensa Nacional, de Carabineros de Chile, de la Policía de Investigaciones de Chile, Gendarmería de Chile y en los de inversión regional de los gobiernos regionales en lo que respecta a viviendas para personal de educación y de la salud en zonas apartadas y localidades rurales.

Artículo 10.- No obstante la dotación máxima de personal o de horas semanales fijadas en este presupuesto a los servicios públicos, por decreto supremo expedido bajo la fórmula "Por orden del Presidente de la República" por intermedio del ministerio del ramo, el que deberá llevar también la firma del Ministro de Hacienda, podrá aumentarse la dotación u horas semanales de alguno o algunos de ellos con cargo a la disminución de otro u otros, sin que pueda, en ningún caso, aumentarse la dotación máxima o número de horas semanales del conjunto de los servicios del ministerio respectivo.

Asimismo, podrán aumentarse los cupos de honorarios fijados en este presupuesto a los servicios públicos y programas presupuestarios, con cargo a la disminución de otro u otros, sin que pueda, en ningún caso, aumentarse los cupos de honorarios del conjunto de los servicios del ministerio respectivo.

Artículo 11.- Los órganos y servicios públicos podrán contratar personal que reemplace a funcionarios contratados que, por cualquier razón, se encuentren imposibilitados para desempeñar sus cargos por un periodo superior a treinta días corridos. Dichas contrataciones no se imputarán a la respectiva dotación máxima de personal y sólo podrán efectuarse previa autorización de la Dirección de Presupuestos, la que verificará la disponibilidad presupuestaria que corresponda.

Artículo 12.- Para los efectos de proveer durante el año 2020 las vacantes de los cargos a que se refiere el artículo cuadragésimo octavo de la ley N° 19.882, se convocará a los procesos de selección a través de los sitios web institucionales u otros que se creen, donde se dará información suficiente, entre otras materias, respecto de las funciones del cargo, el perfil profesional, las competencias y aptitudes requeridas para desempeñarlo, el nivel referencial de remuneraciones, el plazo para la postulación y la forma en que deberán acreditarse los requisitos. Adicionalmente, se publicarán en diarios de circulación nacional, avisos de la convocatoria del proceso de selección, los que deberán hacer referencia a los correspondientes sitios web para conocer las condiciones de postulación y requisitos solicitados. Esta información deberá sujetarse a lo indicado en el artículo 7 de la Ley de Transparencia de la Función Pública y de Acceso a la Información de la Administración del Estado, aprobado por el artículo primero de la ley N° 20.285.

Artículo 13.- Los órganos y servicios públicos regidos presupuestariamente por el decreto ley N° 1.263, de 1975, las empresas del Estado y aquellas en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al cincuenta por ciento, necesitarán autorización previa del Ministerio de Hacienda para adquirir, a cualquier título, tomar en arrendamiento o convenir, mediante cualquier tipo de contrato, que les sean proporcionados, toda clase de vehículos motorizados destinados al transporte terrestre de pasajeros y/o de carga, computadores y servicios de telefonía móvil o banda ancha móvil. En el caso de las Fuerzas Armadas, de Orden y Seguridad Pública, sólo se exceptuarán aquellas referidas a compras de material bélico y aquellas asociadas a labores de inteligencia. Asimismo, lo anterior no se aplicará al Congreso Nacional, al Poder Judicial, al Ministerio Público, al Tribunal Constitucional, al Tribunal Calificador de Elecciones, a la Contraloría General de la República, al Consejo de Seguridad Nacional, al Banco Central y a las Municipalidades.

La Dirección de Presupuestos establecerá los parámetros técnicos e impartirá instrucciones específicas respecto de las autorizaciones indicadas en el inciso anterior y las requeridas para celebrar los contratos señalados en el artículo 14 de la ley N° 20.128, sobre responsabilidad fiscal, pudiendo establecer los mecanismos de adquisición de los productos o contratación de los servicios, y cualquier otra modalidad o procedimiento que ella determine.

Los vehículos adquiridos y aquellos utilizados en virtud de lo señalado en el inciso primero, que excedan del período presupuestario, formarán parte de las respectivas dotaciones.

La dotación máxima de vehículos motorizados fijada en las Partidas de esta ley para los servicios públicos comprende todos los destinados al transporte terrestre de pasajeros y de carga, incluidos los adquiridos directamente con cargo a proyectos de inversión. La dotación podrá ser aumentada respecto de alguno o algunos de éstos, mediante decreto supremo expedido por intermedio del ministerio correspondiente, dictado bajo la fórmula "Por orden del Presidente de la República", el cual deberá ser visado por el Ministerio de Hacienda, con cargo a la disminución de la dotación máxima de otros de dichos servicios, sin que pueda ser aumentada, en ningún caso, la dotación máxima del ministerio de que se trate. El decreto supremo respectivo dispondrá el traspaso del o de los vehículos correspondientes desde el Servicio en que se disminuye a aquel en que se aumenta. Al efecto, los vehículos deberán ser debidamente identificados y el decreto servirá de suficiente título para transferir su dominio, debiendo inscribirse en el Registro de Vehículos Motorizados del Servicio de Registro Civil e Identificación.

CVE 1700379 | Director: Juan Jorge Lazo Rodríguez   Mesa Central: +562 2486 3600   Email: consultas@diarioficial.cl
                 Sitio Web: www.diarioficial.cl   Dirección: Dr. Torres Boonen N°511, Providencia, Santiago, Chile.

Este documento ha sido firmado electrónicamente de acuerdo con la ley N°19.799 e incluye sellado de tiempo y firma electrónica avanzada. Para verificar la autenticidad de una representación impresa del mismo, ingrese este código en el sitio web www.diarioficial.cl

Lo anterior será igualmente aplicable a Fuerzas Armadas, de Orden y Seguridad Pública, salvo en lo referido a material bélico, a las empresas del Estado y a aquellas en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al cincuenta por ciento.

Artículo 14.- El producto de las ventas de bienes inmuebles fiscales que no estén destinados por aplicación de lo dispuesto en el artículo 56 del decreto ley N° 1.939, de 1977, que efectúe durante el año 2020 el Ministerio de Bienes Nacionales, y las cuotas que se reciban en dicho año por ventas efectuadas en años anteriores, se incorporarán transitoriamente como ingreso presupuestario de dicho ministerio. Esos recursos se destinarán a los siguientes objetivos:

- 65% al gobierno regional de la región en la cual está ubicado el inmueble enajenado, para su programa de inversión;
- 10% al Ministerio de Bienes Nacionales, y
- 25% a beneficio fiscal, que ingresará a Rentas Generales de la Nación.

El Ministerio de Bienes Nacionales informará semestralmente a la Comisión Especial Mixta de Presupuestos y a la Comisión de Hacienda de la Cámara de Diputados la cantidad de recursos destinados a los gobiernos regionales por concepto de este artículo.

La norma establecida en este artículo no regirá respecto de las ventas que efectúe dicho ministerio a órganos y servicios públicos, o a empresas en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al 50%, destinadas a satisfacer necesidades propias del adquirente.

No obstante lo anterior, si las empresas a que se refiere el inciso precedente enajenaren todo o parte de los bienes inmuebles adquiridos al Ministerio de Bienes Nacionales dentro del plazo de un año contado desde la fecha de inscripción del dominio a su nombre, el Fisco aportará al gobierno regional respectivo el 65% del precio pagado al referido ministerio, o la proporción correspondiente si la venta fuere parcial.

En el caso de los bienes inmuebles de las Fuerzas Armadas, las aplicaciones que se efectúen con cargo a los recursos provenientes de las enajenaciones se incorporarán anualmente en la Ley de Presupuestos, en los respectivos capítulos de la Partida del Ministerio de Defensa Nacional, identificando los ingresos y gastos estimados en cada caso. Los recursos sólo podrán emplearse en proyectos de infraestructura, incluidos proyectos de inversión social, tales como habitabilidad y mejoramiento de las condiciones de vida de todo el personal integrante de estas instituciones, y en proyectos de infraestructura militar.

Trimestralmente, el Ministerio de Defensa Nacional deberá informar a la Comisión de Vivienda y Urbanismo del Senado y a la Comisión de la Vivienda, Desarrollo Urbano y Bienes Nacionales de la Cámara de Diputados de los traspasos que se realicen al Ministerio de Bienes Nacionales.

Trimestralmente, el Ministerio de Defensa Nacional deberá informar a la Comisión Especial Mixta de Presupuestos de las enajenaciones de los bienes inmuebles de las Fuerzas Armadas.

Artículo 15.- Los ministerios comprendidos en esta Ley de Presupuestos informarán y presentarán ante la Comisión Especial Mixta de Presupuestos, durante los meses de agosto y septiembre, y antes de la presentación de un nuevo proyecto de ley de presupuestos, los siguientes antecedentes:

a. Definiciones estratégicas institucionales.
b. Objetivos específicos o metas de gestión.
c. Indicadores de desempeño.
d. Cronograma de gastos.
e. Nivel de ejecución presupuestaria.

A fin de acordar el formato y modo de presentación de los anteriores antecedentes, la Dirección de Presupuestos y la Unidad de Asesoría Presupuestaria del Congreso Nacional se reunirán durante el mes de marzo.

Asimismo, será de cargo de las respectivas entidades públicas el siguiente deber de información:

1. Remisión a la Biblioteca del Congreso Nacional, en soporte electrónico, de una copia de los informes derivados de estudios e investigaciones contratados en virtud de la asignación 22.11.001, dentro de los ciento ochenta días siguientes a la recepción de su informe final.

2. En caso de contar con asignaciones comprendidas en los Subtítulos 24 y 33, los organismos responsables de dichos programas deberán publicar en un informe trimestral, dentro

CVE 1700379   Director: Juan Jorge Lazo Rodríguez   Mesa Central: +562 2486 3600   Email: consultas@diarioficial.cl
Sitio Web: www.diarioficial.cl   Dirección: Dr. Torres Boonen N°511, Providencia, Santiago, Chile.

de los treinta días siguientes al término del respectivo trimestre, en su sitio web institucional, la individualización de los proyectos beneficiados, nómina de beneficiarios, metodología de elección de éstos, las personas o entidades ejecutoras de los recursos, los montos asignados y la modalidad de asignación.

Si las asignaciones a las que hace mención el párrafo precedente corresponden a transferencias a municipios, el informe respectivo también deberá contener una copia de los convenios firmados con los alcaldes, el desglose por municipio de los montos transferidos y el criterio bajo el cual éstos fueron distribuidos.

3. En caso de contar con asignaciones correspondientes al Subtítulo 31, la entidad responsable de la ejecución de los recursos deberá informar a las Comisiones de Hacienda del Senado y de la Cámara de Diputados y a la Comisión Especial Mixta de Presupuestos, a más tardar el 31 de marzo de 2020, la nómina de los proyectos y programas financiados con cargo a los recursos señalados, su calendario de ejecución y también, en caso de ser pertinente, su calendario de licitación.

4. Mensualmente, el gobierno regional correspondiente deberá informar los estudios básicos, proyectos y programas de inversión que realizarán en la región y que hayan identificado conforme a lo dispuesto en el artículo 19 bis del decreto ley N° 1.263, de 1975. Tal información comprenderá el nombre del estudio, proyecto o programa, su monto y demás características, y se remitirá dentro de los treinta días siguientes al término del mes de total tramitación de los respectivos decretos.

5. Publicar en sus respectivos portales de transparencia activa las actas de evaluación emitidas por las comisiones evaluadoras de licitaciones y compras públicas de bienes y servicios que realicen en el marco de la ley N° 19.886, dentro de los treinta días siguientes al término del respectivo proceso.

6. Trimestralmente, la Subsecretaría de Hacienda enviará a las Comisiones de Hacienda del Senado y de la Cámara de Diputados y a la Comisión Especial Mixta de Presupuestos, un informe sobre la base de la información proporcionada por el Registro Central de Colaboradores del Estado, identificando el total de asignaciones directas ejecutadas en el período a nivel de programa.

7. Informe financiero trimestral de las empresas del Estado y de aquellas en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al cincuenta por ciento, que comprenderá un balance consolidado por empresa y estado de resultados, a nivel consolidado y por empresa. Dicho informe será elaborado por el Comité Sistema de Empresas de la Corporación de Fomento de la Producción o quien lo suceda o reemplace, y será remitido dentro de los quince días siguientes a la fecha de vencimiento del respectivo plazo de presentación fijado por la Comisión para el Mercado Financiero.

8. Cada ministerio deberá informar trimestralmente a la Comisión Especial Mixta de Presupuestos el monto ejecutado por concepto de publicidad y difusión, dentro de los treinta días siguientes al término del respectivo trimestre.

9. Informar trimestralmente a la Comisión Especial Mixta de Presupuestos sobre las comisiones de servicio en el país y en el extranjero. Se deberá detallar el número de comisiones y cometidos funcionarios, funcionarios designados, destino de ellas, viático recibido y fundamentos de ella y el detalle de los pasajes utilizados en dichas comisiones de servicios, indicando el titular de éstos, destino, valor y fecha, a excepción de aquellas que tengan el carácter de reservadas, las que deberán informarse en sesión secreta.

10. Cada Ministerio deberá informar trimestralmente a la Comisión Especial Mixta de Presupuestos sobre la cantidad de funcionarios que cesen en sus funciones, en cada uno de los servicios públicos con los que se relacionen, indicando la fecha y causal de cesación.

11. Cada Ministerio y los demás órganos de la Administración del Estado deberán poner a disposición en sus respectivos sitios electrónicos la información relativa al presupuesto asignado por esta ley. Para estos efectos procurarán utilizar un lenguaje claro y comprensible, que permita ser comprendido por la mayor cantidad de personas, utilizando gráficos y cualquier otro mecanismo que permita comprender, de manera sencilla, cómo se compone el presupuesto y los distintos elementos que lo integran.

12. Los ministerios y los demás órganos de la Administración del Estado deberán informar trimestralmente a la Dirección de Presupuestos y a la Comisión Especial Mixta de Presupuestos, de los proyectos adjudicados con cargo a sus respectivos subtítulos 29, junto con un detalle de gastos y el estado de avance respectivo.

Toda información que de acuerdo a lo establecido en esta ley deba ser remitida a cualquiera de las comisiones del Congreso Nacional, se entenderá que debe ser remitida también a la Comisión Especial Mixta de Presupuestos y a la Biblioteca del Congreso Nacional. En el caso de

CVE 1700379   Director: Juan Jorge Lazo Rodríguez   Mesa Central: +562 2486 3600   Email: consultas@diarioficial.cl
              Sitio Web: www.diarioficial.cl   Dirección: Dr. Torres Boonen N°511, Providencia, Santiago, Chile.

la Cámara de Diputados, dicha información se proporcionará a través del Departamento de Evaluación de la Ley, para su trabajo y remisión a quien lo solicite. Esta información deberá ser proporcionada en formato digital, legible y procesable, que no consista solamente en imagen de la respectiva documentación, desagregada por sexo, cuando corresponda.

Toda glosa de información que no señale una fecha de entrega deberá ser remitida antes del comienzo de la tramitación de la Ley de Presupuestos del Sector Público para el año siguiente.

Sin perjuicio de lo anterior, la Comisión Especial Mixta de Presupuestos deberá remitir la información que le corresponda recibir a las comisiones permanentes de la Cámara de Diputados y del Senado cuyas materias de competencia se relacionen con la Partida respectiva, dentro del plazo de treinta días contado desde su recepción.

Artículo 16.- La Dirección de Presupuestos proporcionará a las Comisiones de Hacienda del Senado y de la Cámara de Diputados, a la Comisión Especial Mixta de Presupuestos y a la Biblioteca del Congreso Nacional los informes y documentos que se señalan, en la forma y oportunidades que a continuación se indican:

1. Informe de ejecución presupuestaria mensual de ingresos y gastos del Gobierno Central, a nivel de Subtítulos, dentro de los treinta días siguientes al término del respectivo mes.

2. Informe de ejecución presupuestaria trimestral de ingresos y gastos del Gobierno Central, a nivel de Subtítulos, dentro de los treinta días siguientes al término del respectivo trimestre, incluyendo en anexos un desglose de los ingresos tributarios del período, otras fuentes de financiamiento y saldo de la deuda bruta del Gobierno Central. Del mismo modo, se deberá incluir, en anexos, información del gasto devengado en el Gobierno Central del Subtítulo 22 ítem 07, Publicidad y Difusión, desagregado por asignación, detallando el gasto por partida y su variación real respecto de igual trimestre del año anterior, y de las asignaciones comprendidas en los Subtítulos 24 y 33, para cada uno de los programas de esta ley.

3. Informe de la ejecución trimestral del presupuesto de ingresos y de gastos de las Partidas de esta ley, al nivel de Partidas, Capítulos y Programas aprobados respecto de cada una de ellas, estructurado en presupuesto inicial, presupuesto vigente y monto ejecutado a la fecha respectiva, incluido el gasto de todas las glosas de esta ley, dentro de los treinta días siguientes al término del respectivo trimestre.

4. Copia de los decretos de modificaciones presupuestarias totalmente tramitados durante cada mes y un informe consolidado de las modificaciones presupuestarias efectuadas en dicho mes por Partida, que contenga una descripción indicando si se trata de incrementos por aplicación de leyes, reducciones por ajuste fiscal, o modificaciones por decisiones de política, especificando los montos incrementados o disminuidos por subtítulo y partida, dentro de los treinta días siguientes al término del mismo.

5. Copia de los balances anuales y estados financieros semestrales de las empresas del Estado, Televisión Nacional de Chile, el Banco del Estado de Chile, la Corporación del Cobre de Chile y de todas aquellas en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al cincuenta por ciento, realizados y auditados de acuerdo a las normas establecidas para las sociedades anónimas abiertas; y de las entidades a que se refiere la ley N° 19.701. Dichas copias serán remitidas dentro de los quince días siguientes a la fecha de vencimiento del respectivo plazo de presentación fijado por la Comisión para el Mercado Financiero.

6. Informe semestral de la deuda pública bruta y neta del Gobierno Central con sus notas explicativas y antecedentes complementarios, dentro de los sesenta días y noventa días siguientes al término del correspondiente semestre, respectivamente.

7. Copia de los contratos de préstamo que se suscriban con organismos multilaterales en uso de la autorización otorgada en el artículo 3 de esta ley, dentro de los quince días siguientes al de su total tramitación.

8. Informe trimestral sobre los Activos Financieros del Tesoro Público, dentro de los treinta días siguientes al término del respectivo trimestre.

9. Informe trimestral sobre el Fondo de Reserva de Pensiones y el Fondo de Estabilización Económica y Social, dentro de los noventa días siguientes al término del respectivo trimestre. Igualmente, se deberá enviar copia de los decretos que sancionen retiros de los fondos efectuados en el período o trimestre respectivo.

10. Informe trimestral de las operaciones de cobertura de riesgo de activos y pasivos autorizados en el artículo 5 de la ley N° 19.908, dentro de los treinta días siguientes al término del respectivo trimestre.

11. La Dirección de Presupuestos informará a la Comisión Especial Mixta de Presupuestos, a más tardar el 30 de junio, respecto de las siguientes materias vinculadas con los efectos del cambio climático y la situación de sequía y escasez hídrica que afecta al país:

a) La factibilidad de reformular, para los años venideros, las partidas y programas presupuestarios, con el objeto de enfrentar en una forma más eficiente y sistemática las transformaciones permanentes y ya no sólo coyunturales que el territorio del país está sufriendo producto del cambio climático.

b) La factibilidad de suplementar las partidas de los ministerios sectoriales, con el objeto que dispongan de los recursos suficientes para enfrentar las situaciones de emergencia que afectan a pequeños productores y comunidades. Deberá informar, especialmente, acerca de las reasignaciones que se realicen con dicho fin.

c) La factibilidad de disponer de recursos adicionales destinados a financiar estudios prospectivos multidimensionales acerca de las principales implicancias del cambio climático en nuestro país, con un énfasis más detallado en ciertas zonas y actividades especialmente vulnerables, en la escasez hídrica y en la evaluación de soluciones y acciones que pudieran atenuar los impactos o mitigar sus consecuencias.

d) La factibilidad de crear un Fondo Nacional para el Cambio Climático, en el cual se provisionen recursos, con el objeto de financiar, en los años venideros, medidas reparatorias o de reconversión de mayor envergadura, derivadas de alteraciones sustantivas en las condiciones de vida de la población o de las actividades productivas.

Para dar cumplimiento a lo señalado en los numerales anteriores, la información indicada deberá ser entregada por los organismos correspondientes de conformidad a las instrucciones impartidas para tal efecto por la Dirección de Presupuestos. Además, ésta deberá publicarse en conformidad a lo dispuesto en el literal k) del artículo 7º del artículo primero de la ley Nº 20.285, sobre acceso a la Información Pública.

Artículo 17.- Durante el año 2020, el Presidente de la República podrá otorgar la garantía del Estado a los créditos que contraigan o a los bonos que emitan las empresas del sector público y universidades estatales, hasta por la cantidad de US$500.000.000 o su equivalente en otras monedas extranjeras o en moneda nacional.

La autorización que se otorga al Presidente de la República será ejercida mediante uno o más decretos supremos expedidos a través del Ministerio de Hacienda, en los cuales se identificará el destino específico de las obligaciones por contraer, indicando las fuentes de los recursos con cargo a los cuales debe hacerse el servicio de la deuda. Estos decretos podrán incluir los requisitos de información y otras actuaciones que deberán cumplir las empresas y universidades señaladas mientras se encuentren vigentes los créditos o bonos.

Las garantías que otorgue el Estado en conformidad con este artículo se extenderán al capital, reajustes e intereses que devenguen los créditos y los bonos mencionados precedentemente, comisiones, contratos de canje de monedas y demás gastos que irroguen, cualquiera sea su denominación presente o futura, hasta el pago efectivo de dichas obligaciones.

Las empresas señaladas en el inciso primero, para obtener la garantía estatal señalada, deberán suscribir previamente, cuando corresponda, un convenio de programación con el Comité Sistema de Empresas de la Corporación de Fomento de la Producción, en que se especificarán los objetivos y los resultados esperados de su operación y programa de inversiones, en la forma que se establezca mediante instrucciones del Ministerio de Hacienda. A estos convenios les será aplicable la disposición del inciso segundo del artículo 2 de la ley Nº 19.847.

Autorízase a las universidades estatales para contratar, durante el año 2020, empréstitos por períodos de hasta veinte años, de forma que, con los montos que se contraten, el nivel de endeudamiento total en cada una de ellas no exceda del cien por ciento (100%) de sus patrimonios. El servicio de la deuda se realizará con cargo al patrimonio de las mismas universidades estatales que las contraigan. Estos empréstitos deberán contar con la visación previa del Ministerio de Hacienda. Con todo, los empréstitos no comprometerán de manera directa ni indirecta el crédito y la responsabilidad financiera del Estado.

La contratación de los empréstitos que se autorizan a las universidades estatales no estará sujeta a las normas de la ley Nº 19.886 y su reglamento. En todo caso, las universidades deberán llamar a propuesta pública para seleccionar la o las entidades financieras que les concederán el o los empréstitos.

Copia de los antedichos empréstitos, indicando el monto y las condiciones bajo las cuales fueron suscritos, además de un informe que especifique los objetivos y los resultados esperados de cada operación y su programa de inversiones asociado, serán enviados al Ministerio de Educación y a la Comisión Especial Mixta de Presupuestos, dentro de los treinta días siguientes al de su contratación.

Artículo 18.-   Los órganos y servicios públicos incluidos en esta ley necesitarán autorización previa del ministerio del ramo, visada por el Ministerio de Relaciones Exteriores y

CVE 1700379   Director: Juan Jorge Lazo Rodríguez   Mesa Central: +562 2486 3600   Email: consultas@diarioficial.cl
Sitio Web: www.diarioficial.cl   Dirección: Dr. Torres Boonen N°511, Providencia, Santiago, Chile.

Este documento ha sido firmado electrónicamente de acuerdo con la ley N°19.799 e incluye sellado de tiempo y firma electrónica avanzada. Para verificar la autenticidad de una representación impresa del mismo, ingrese este código en el sitio web www.diarioficial.cl

el Ministerio de Hacienda, para afiliarse o asociarse a organismos internacionales, renovar las afiliaciones existentes o convenir aumento de sus cuotas. En el evento de que la incorporación o renovación les demande efectuar contribuciones o aportes o aumentos de éstos y si los convenios consisten en aumentos del monto de cuotas, su visación quedará condicionada a la disponibilidad presupuestaria que será verificada por la Dirección de Presupuestos.

Artículo 19.- Los decretos supremos del Ministerio de Hacienda que deban dictarse en cumplimiento de lo dispuesto en los diferentes artículos de esta ley y los que correspondan para la ejecución presupuestaria se ajustarán a lo establecido en el artículo 70 del decreto ley N° 1.263, de 1975.

Las aprobaciones, visaciones y autorizaciones del Ministerio de Hacienda establecidas en esta ley, cuyo otorgamiento no se exija expresamente que se efectúe por decreto supremo, las autorizaciones que prescriben los artículos 22 y 24 del decreto ley N° 3.001, de 1979; el párrafo final del inciso segundo del artículo 8 del decreto ley N° 1.056, de 1975; el artículo 4 de la ley N° 19.896, el artículo 19 de la ley N° 18.382, la excepción a que se refiere el inciso final del artículo 9 de la ley N° 19.104 y el artículo 14 de la ley N° 20.128, se cumplirán mediante oficio o visación del Director de Presupuestos, quien podrá delegar tales facultades, total o parcialmente.

Las visaciones dispuestas en el artículo 5 de la ley N° 19.896 serán efectuadas por el subsecretario respectivo, quien podrá delegar tal facultad en el secretario regional ministerial correspondiente y, en el caso de los gobiernos regionales, en el propio intendente.

Artículo 20.- Los encargados de los programas presupuestarios previstos en esta ley que se encuentren contratados a honorarios tendrán la calidad de agentes públicos, con la consecuente responsabilidad penal y administrativa, sin perjuicio de la responsabilidad correspondiente de su superior jerárquico.

Artículo 21.- Cuando los órganos y servicios públicos realicen avisaje y publicaciones en medios de comunicación social, deberán efectuarlos, al menos en un 40%, en medios de comunicación con clara identificación local, distribuidos territorialmente de manera equitativa. Este porcentaje no podrá destinarse a medios que sean parte de conglomerados, holdings o cadenas de medios de comunicación, con los que se relacionen en los términos de los artículos 99 y 100 de la ley N° 18.045, que tengan sedes o sucursales en más de una región. Para estos efectos, el Ministerio Secretaría General de Gobierno elaborará un catastro regionalizado de los medios de comunicación. Se preferirá, para la aplicación de este artículo, el trato con los medios de comunicación que efectuarán por sí mismos el avisaje y las publicaciones, evitando en lo posible la contratación de intermediarios o agencias. En caso de contratarse con estos últimos, deberán transparentar sus ítems de gastos, los que serán remitidos al Ministerio Secretaría General de Gobierno. Los órganos y servicios a que se refiere este artículo deberán dar cumplimiento a lo establecido, por medio de sus respectivos sitios web.

Las obligaciones de publicación indicadas en el inciso precedente deberán sujetarse a lo indicado en el artículo 7 de la Ley de Transparencia de la Función Pública y de Acceso a la Información de la Administración del Estado, aprobado por el artículo primero de la ley N° 20.285.

Los órganos y servicios públicos a que se refiere este artículo deberán remitir a más tardar en marzo de 2020 su planificación anual de avisaje y publicaciones al Ministerio Secretaría General de Gobierno, el que monitoreará el cumplimiento de la obligación establecida en el inciso anterior.

Artículo 22.- Los gastos en publicidad y difusión que podrán ejecutarse con cargo a cada Partida presupuestaria durante el año 2020, no podrán superar la suma fijada en el respectivo presupuesto.

Al respecto, en el mes de diciembre de 2019, cada ministerio deberá distribuir estos recursos, por Programa presupuestario, mediante decreto expedido bajo la fórmula "Por orden del Presidente de la República" por el ministerio respectivo, el cual deberá llevar además la firma del Ministro de Hacienda. Copia de este decreto, totalmente tramitado, deberá ser enviada a la Comisión Especial Mixta de Presupuestos.

No obstante, por decreto del Ministerio de Hacienda, expedido bajo la fórmula establecida en el artículo 70 del decreto ley N° 1.263, de 1975, podrá aumentarse el monto asignado a un Programa presupuestario para gastos en publicidad y difusión, con cargo a la disminución de otro u otros, sin que pueda en ningún caso, aumentarse, por esta vía, el monto total fijado para la Partida.

Las actividades de publicidad y difusión que corresponda realizar por los ministerios, las intendencias, las gobernaciones y los órganos y servicios públicos que integran la

Administración del Estado se sujetarán a lo dispuesto en el artículo 3 de la ley N° 19.896. En caso alguno podrán efectuarse campañas publicitarias que tengan por objeto único enumerar los logros de una autoridad específica o del Gobierno en general, con excepción de las cuentas públicas que los organismos señalados en el citado artículo realicen. Asimismo, no podrán utilizarse los recursos referentes a publicidad y difusión o bases de datos sensibles o privados a los que tengan acceso los ministerios u organismos públicos, para divulgar a través de cualquier medio, proyectos de ley aun no aprobados, políticas y programas en estudio o cualquier otro tipo de iniciativa que no cuenten con regulación legal previa y vigente.

Para estos efectos, se entenderá que son gastos de publicidad y difusión, para el cumplimiento de las funciones de los referidos organismos, aquellos necesarios para el adecuado desarrollo de procesos de contratación; de acceso, comunicación o concursabilidad de beneficios o prestaciones sociales, tales como ejercicio de derechos o acceso a becas, subsidios, créditos, bonos, transferencias monetarias u otros programas o servicios; de orientación y educación de la población para situaciones de emergencia o alarma pública y, en general, aquellos gastos que, debido a su naturaleza, resulten impostergables para la gestión eficaz de los mismos organismos.

Asimismo, los organismos a que se refiere este artículo sólo podrán editar memorias y otras publicaciones por medios electrónicos, salvo que la ley que los regule indique expresamente que se deben publicar en medios impresos. Asimismo, no podrán incurrir en gastos para la elaboración de artículos de promoción institucional. El gasto por concepto de suscripciones a revistas, diarios y servicios de información, tanto en papel como por medios electrónicos de transmisión de datos, deberá limitarse al que sea estrictamente indispensable para el quehacer de los servicios.

Cada ministerio deberá informar semestralmente a la Comisión Especial Mixta de Presupuestos sobre los gastos en publicidad y difusión, especialmente en lo que se refiere al medio de comunicación que tenga el carácter de destinatario final de dichos recursos.

Cada uno de los Ministerios y sus correspondientes servicios o reparticiones informarán trimestralmente, treinta días después del término del trimestre respectivo, a la Comisión Especial Mixta de Presupuestos de los gastos asociados a publicidad y difusión en que haya incurrido. Idéntica obligación recaerá en los órganos autónomos como el Servicio Electoral, el Poder Judicial, el Ministerio Público, el Consejo Nacional de Televisión, la Contraloría General de la República y el Congreso Nacional.

Los informes deberán entregar datos desglosados según servicios de publicidad, servicios de difusión y servicios de encuadernación.

Los informes deberán contener al menos la siguiente información:

a) En el caso de contrataciones directas de medios de comunicación o empresas publicitarias o de impresión:

1. Razón social del proveedor, medio de comunicación, empresa publicitaria, imprenta.
2. RUT.
3. Modalidad de compra (licitación, convenio marco, trato directo).
4. Tipo de publicidad contratada, obligatoria por ley: Diario Oficial, Voluntaria - Campaña publicitaria relacionada a una política pública.
5. Propósito u objetivo de la campaña o actividad comunicacional.
6. Programa gubernamental o política pública sujeta a la campaña publicitaria.
7. Público al cual va dirigida la campaña o actividad comunicacional.
8. Criterios utilizados para la selección del medio de comunicación o empresa publicitaria.
9. Duración de la campaña o actividad comunicacional.
10. Descripción de los servicios contratados, detallando el gasto asociado a cada campaña de publicidad por cada uno de los RUT informados, diferenciando el gasto por soporte publicitario, televisión abierta o de cable, radio, prensa escrita, plataforma de medios digitales, vía pública u otro y los montos de cada contrato.

b) En el caso de contrataciones de agencias de publicidad, se deberá entregar la siguiente información:

1. Razón social de la agencia.
2. RUT.
3. Modalidad de compra (licitación, convenio marco, trato directo).
4. Tipo de publicidad contratada, obligatoria por ley: Diario Oficial; Voluntaria - Campaña publicitaria relacionada a una política pública.
5. Propósito u objetivo de la campaña o actividad comunicacional.
6. Programa gubernamental o política pública sujeta a la campaña publicitaria.
7. Público al cual va dirigida la campaña o actividad comunicacional.

8. Duración de la campaña o actividad comunicacional.

9. Medios de comunicación contratados por la agencia indicando la razón social del medio, el RUT, la dirección postal indicando comuna y región.

10. Criterios y métricas utilizadas para la selección de los medios de comunicación.

11. Descripción de los servicios contratados, detallando el gasto asociado a cada campaña de publicidad por cada uno de los RUT informados, diferenciando el gasto por soporte publicitario, televisión abierta o de cable, radio, prensa escrita, plataforma de medios digitales, vía pública u otro y los montos de cada contrato.

Artículo 23.- Las comisiones de servicio en el país y en el extranjero deberán reducirse a las que sean imprescindibles para el cumplimiento de las tareas institucionales, especialmente aquellas en el extranjero. Salvo motivos justificados, o en el caso de ministros de Estado, los pasajes se deberán comprar a lo menos con siete días hábiles de anticipación.

Sólo el Presidente de la República y los ministros de Estado en comisiones de servicio en el extranjero podrán estar acompañados de comitivas, las que, en el caso de los ministros, estarán compuestas por un máximo de dos acompañantes, a excepción del Ministro de Relaciones Exteriores, a quien podrá acompañar un máximo de tres personas. A solicitud de las respectivas instituciones, la Dirección de Presupuestos podrá autorizar excepciones al número de integrantes de las señaladas comitivas.

El arriendo de infraestructura para realizar actividades institucionales, tales como reuniones, jornadas de planificación u otras similares, sólo debe autorizarse en la medida en que el servicio respectivo no cuente con infraestructura propia para ello, ni que le pueda ser facilitada por otro servicio público. Cualquier arriendo de infraestructura para realizar este tipo de actividades deberá ser previamente autorizado por la Dirección de Presupuestos.

Los servicios públicos deberán efectuar todas las gestiones que sean necesarias para recuperar los montos correspondientes a los subsidios por licencias médicas, desde las instituciones de salud previsional, en un plazo máximo de seis meses desde la fecha de pago de la respectiva remuneración mensual.

Lo dispuesto en los incisos anteriores también será aplicable, en lo pertinente, a las empresas del Estado, incluidas Televisión Nacional de Chile, Corporación Nacional del Cobre y Banco del Estado de Chile, y a todas aquellas sociedades en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al cincuenta por ciento.

Artículo 24.- Fíjase para el año 2020 en 8.000 el número máximo de personas que podrá modificar su calidad jurídica de honorario a suma alzada a contrata, asimilándose al grado de la planta legal del estamento que le corresponda cuya remuneración total le permita mantener su remuneración bruta.

Para efectuar los traspasos señalados, a partir del 1 de enero de 2020, a solicitud de los respectivos servicios e instituciones del Sector Público, podrá ser modificado el límite máximo de la dotación de personal fijada en las respectivas glosas presupuestarias, con cargo a una compensación equivalente en el número de personas contratadas a honorarios, fijado en las glosas presupuestarias correspondientes, asociadas a los Subtítulos 21 y 24.

No obstante lo dispuesto por el artículo 10 de esta ley, durante el primer trimestre de 2020, a solicitud de los respectivos servicios e instituciones del Sector Público, la Dirección de Presupuestos podrá modificar el límite máximo de personas contratadas a honorarios, fijado en las respectivas glosas asociadas a los Subtítulos 21 y 24.

Los ajustes derivados de la aplicación de este artículo serán establecidos por medio de decretos del Ministerio de Hacienda, dictados conforme a lo dispuesto en el artículo 70 del decreto ley N° 1.263, de 1975, y deberán ser informados mensualmente, dentro de los treinta días siguientes al mes respectivo, a la Comisión Especial Mixta de Presupuestos.

Artículo 25.- El Ministerio de Hacienda podrá impartir instrucciones generales en materias de presupuesto de caja, endeudamiento y proyectos de inversión, y específicas, en materias de viajes al exterior, gastos de publicidad y de responsabilidad empresarial, aplicables a todas las empresas del Estado, incluida Televisión Nacional de Chile, Corporación Nacional del Cobre y Banco del Estado de Chile, y a todas aquellas sociedades en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al cincuenta por ciento.

Copia de estas instrucciones serán enviadas a la Comisión Especial Mixta de Presupuestos a más tardar treinta días después que sean emitidas.

Artículo 26.- Los funcionarios públicos regulados por el decreto con fuerza de ley N° 29, de 2004, del Ministerio de Hacienda, que fija el texto refundido, coordinado y sistematizado de

CVE 1700379 | **Director:** Juan Jorge Lazo Rodríguez | **Mesa Central:** +562 2486 3600 | **Email:** consultas@diarioficial.cl
Sitio Web: www.diarioficial.cl | **Dirección:** Dr. Torres Boonen N°511, Providencia, Santiago, Chile.

la ley N° 18.834, sobre Estatuto Administrativo; el Presidente de la República, ministros de Estado, subsecretarios, intendentes y jefes superiores de los servicios públicos regidos por el Título II de la ley N° 18.575, no tendrán derecho a percibir dieta o remuneración que provenga del hecho de integrar consejos o juntas directivas, presidencias, vicepresidencias, directorios, comités u otros equivalentes con cualquier nomenclatura, de empresas o entidades públicas que incrementen la remuneración correspondiente a los cargos regulados por las leyes señaladas.

Artículo 27.- Para los efectos de los gastos reservados asignados para el año 2020, los ministerios y entidades a que se refiere el artículo 3 de la ley N° 19.863 identificarán, mediante acto administrativo fundado de carácter reservado, las unidades operativas que requerirán, para su operación, el uso de los gastos que en él se señalan. Los jefes de dichas unidades deberán rendir cuenta de manera reservada de la utilización de dichos recursos al ministro respectivo, semestralmente y con carácter secreto, considerando una desagregación por rubros que permita ilustrar sobre el contenido fundamental de dichos gastos.

Artículo 28.- Los órganos y servicios públicos regidos presupuestariamente por el decreto ley N° 1.263, de 1975, deberán enviar a la Dirección de Presupuestos en el mes de diciembre del año de publicación de esta ley, un plan que contenga todas las contrataciones que se pretendan hacer para el año 2020 por sobre la dotación efectiva al 31 de diciembre de 2019.

Dicho plan deberá contener las contrataciones del personal que forme parte de la dotación, de aquel regido por el Código del Trabajo y del contratado bajo la calidad de honorarios para los subtítulos 21 y 24. Adicionalmente, se deberán incluir los aumentos de grado o de remuneraciones planificadas para el año 2020. No constituirán parte del plan los cargos de exclusiva confianza de los jefes de servicio, ni los cargos que sean provistos por concurso de Alta Dirección Pública.

La Dirección de Presupuestos visará los planes presentados, de forma tal que los servicios sólo podrán realizar las contrataciones que estén contempladas en la programación del plan aprobado. Excepcionalmente, cuando el personal incluido en el plan autorizado cesare en sus funciones por cualquier causa, la Dirección de Presupuestos podrá autorizar modificaciones a dicho plan, autorizando nuevas contrataciones con cargo a los cupos que se hubieren producido como consecuencia del cese de funciones.

Lo dispuesto en este artículo no se aplicará al Congreso Nacional, al Poder Judicial, al Tribunal Constitucional, al Tribunal Calificador de Elecciones, a los Tribunales Ambientales, Electorales Regionales, Tributarios y Aduaneros, al Ministerio Público, a la Contraloría General de la República, al Servicio Electoral, a las Fuerzas Armadas, a las Fuerzas de Orden y Seguridad Pública, al Banco Central, a las Empresas Públicas y a las Municipalidades.

Artículo 29.- Las visitas de Estado, oficiales o de trabajo en que el Presidente de la República o los Ministros de Estado convoquen como parte de la delegación a miembros del Congreso Nacional, a ministros de la Corte Suprema, al Contralor General de la República o a otras autoridades superiores de la Administración del Estado, serán consideradas comisiones de servicio de interés para la política exterior del país.

Artículo 30.- Los órganos y servicios públicos del Gobierno Central incluidos en esta ley podrán efectuar pagos imputables al subtítulo 34, ítem 07, Deuda Flotante, excediéndose de las sumas ahí fijadas, en los términos señalados en el artículo 28 del decreto ley N° 1.263, de 1975. Para tales efectos, se podrán exceder los montos establecidos en las respectivas asignaciones y sancionar posteriormente tales excesos mediante decretos del Ministerio de Hacienda que se dicten en la forma dispuesta en el artículo 70 del citado decreto ley.

Artículo 31.- Toda información que, de acuerdo a lo establecido en los artículos de esta ley y en las respectivas glosas, deba ser remitida por cualquier órgano de la Administración del Estado, y principalmente, por parte de los Ministerios y la Dirección de Presupuestos, a las diversas instancias del Congreso Nacional, se proporcionará en formato digital y procesable por software de análisis de datos, es decir, en planillas de cálculos o archivos de texto plano.

El incumplimiento de cualquiera de los deberes de información contenidos en esta ley dará lugar al procedimiento y las sanciones que establece el artículo 10 de la ley N° 18.918, orgánica constitucional del Congreso Nacional.

Para dicho efecto, y a solicitud de cualquier diputado o senador, el Presidente de la Cámara de Diputados o del Senado remitirá los antecedentes a la Contraloría General de la República. De dicha acción deberá darse cuenta en la respectiva sesión.

CVE 1700379   Director: Juan Jorge Lazo Rodríguez   Mesa Central: +562 2486 3600   Email: consultas@diarioficial.cl
                Sitio Web: www.diarioficial.cl   Dirección: Dr. Torres Boonen N°511, Providencia, Santiago, Chile.

Artículo 32.- Las disposiciones de esta ley regirán a contar del 1 de enero del año 2020, sin perjuicio de que puedan dictarse a contar de la fecha de su publicación los decretos y resoluciones que en virtud de esta ley sean necesarios para posibilitar la ejecución presupuestaria. Esta ley y las instrucciones para su ejecución podrán ser publicadas en su integridad para su distribución.

Artículo 33.- En el informe financiero que debe acompañar los mensajes del Presidente de la República, junto a los antecedentes que expliquen los gastos que pudiere importar la aplicación de las normas del respectivo proyecto de ley, la fuente de los recursos que la iniciativa demande, la disponibilidad presupuestaria correspondiente y la estimación de su posible monto, la Dirección de Presupuestos deberá incluir los datos abiertos y fuentes de información sobre los cuales dicho organismo realiza las estimaciones contenidas en el informe financiero respectivo. Estos datos y fuentes de información deberán ser entregados en un formato adecuado que permita su debido procesamiento y análisis y deberán estar disponibles digitalmente en el sitio web de la Dirección de Presupuestos.

Artículo 34.- Respecto de las personas jurídicas que figuren en el registro de contratistas y proveedores de la Administración al que se refieren los artículos 16 y 17 de la ley N° 19.886, de Bases sobre Contratos Administrativos de Suministro y Prestación de Servicios, deberá contener la individualización de las personas naturales y jurídicas que, a cualquier título, participen en la propiedad y administración de la persona jurídica inscrita en dicho registro.

La Dirección de Compras y Contratación Pública deberá solicitar la precitada información dentro de los sesenta días siguientes a la publicación de esta ley a fin de adecuar el referido registro a las exigencias establecidas en este artículo.

Artículo 35.- El Ministerio de Hacienda informará antes del 31 de enero, a la Comisión Especial Mixta de Presupuestos, acerca de los resultados de la ejecución y metas del Plan Impulso Araucanía durante el año 2019. De igual forma, en la misma oportunidad, entregará información acerca de la planificación presupuestaria, objetivos y metas del plan, para el año 2020. Trimestralmente, informará de los proyectos y programas desarrollados, el cumplimiento de los objetivos y metas, sus beneficiarios, los criterios de selección de beneficiarios, las instituciones receptoras de fondos públicos y los mecanismos de evaluación de dicho plan; todo lo anterior desagregado por programa presupuestario y comuna. Asimismo, deberá indicar cuántos de los beneficiarios corresponden a mapuches y comunidades indígenas, aclarando el porcentaje del total de beneficiarios.".

Y por cuanto he tenido a bien aprobarlo y sancionarlo; por tanto promúlguese y llévese a efecto como Ley de la República.

Santiago, 4 de diciembre de 2019.- SEBASTIÁN PIÑERA ECHENIQUE, Presidente de la República.- Ignacio Briones Rojas, Ministro de Hacienda.

Lo que transcribo a usted para su conocimiento.- Saluda Atte. a usted, Francisco Moreno Guzmán, Subsecretario de Hacienda.

CVE 1700379   Director: Juan Jorge Lazo Rodríguez | Mesa Central: +562 2486 3600   Email: consultas@diarioficial.cl
Sitio Web: www.diarioficial.cl   Dirección: Dr. Torres Boonen N°511, Providencia, Santiago, Chile.

Este documento ha sido firmado electrónicamente de acuerdo con la ley N°19.799 e incluye sellado de tiempo y firma electrónica avanzada. Para verificar la autenticidad de una representación impresa del mismo, ingrese este código en el sitio web www.diarioficial.cl